





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street, 24th Floor
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger F. Leibowitz (804) 823-9902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Roger F. Leibowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

Notary Public

JAVEED MOHAMED
Notary Public, State of Texas
Comm. Expires 06-30-2024
Notary ID 132545735

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CABOT LODGE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2020

SEC I.D. 8-69009

CABOT LODGE SECURITIES, LLC
December 31, 2020

TABLE OF CONTENTS

Page



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cabot Lodge Securities

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

Deerfield, IL
March 29, 2021

MARCUMGROUP
MEMBER

CABOT LODGE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 1,254,929
Clearing deposits	180,000
Due from clearing firm and other broker dealers	529,845
Receivables from registered representatives and others, net	191,027
Receivables from affiliates	35,230
Fixed assets, net	9,134
Prepaid expenses and other	95,667
Other assets - restricted cash	52,388
Operating lease right of use asset	338,511
Security deposits	107,727
TOTAL ASSETS	**$ 2,794,458**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Commissions payable	$ 1,202,341
Accounts payable and accrued expenses	227,452
Due to affiliates	108,556
Operating lease liability	252,533
Other liabilities	56,216
TOTAL LIABILITIES	**1,847,098**
Member's equity	947,360
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 2,794,458**

The accompanying notes are an integral part of these financial statements.

1.   **ORGANIZATION AND NATURE OF BUSINESS**

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware in October 2011. The Company commenced operations on August 8, 2012.   The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company maintains its corporate office in New York, New York.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker dealer industry.

The Company is a wholly owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly owned subsidiary of Wentworth Management Services, LLC ("Wentworth").

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant accounting estimates include its allowance for doubtful accounts and useful life of property and equipment.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Restricted Cash
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. In accordance with this agreement the security deposit paid by the tenant is recorded as restricted cash on the balance sheet.   The following provides a reconciliation of cash, cash equivalents, and restricted cash reported within the balance sheet that sum to the total of such amounts shown in the statement of cash flows:

Cash and cash equivalents	$ 1,254,929
Other assets - restricted cash	52,388
Total cash, cash equivalents and restricted cash presented in the statement of cash flows	$ 1,307,317

Due from Clearing Firm and Other Broker Dealers
Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts for these.

Receivables from Registered Representatives and Others
The Company extends unsecured credit in the normal course of business to its representatives. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding.   The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2020, the Company had recorded a $25,000 allowance for any potential non-collection.

Fixed Assets
Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. Expenditures for maintenance and repairs, which do not extend the economic useful life of the related assets, are charged to operations as incurred, and expenditures, which extend the economic life, are capitalized. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Leases
The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use (ROU) asset and lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, and long-term operating lease liabilities on the Company's statement of financial condition. As of December 31, 2020, the Company had no significant finance leases.

Revenue from Contracts with Customers
The Company recognizes revenue from contracts with customers under FASB ASC Topic 606 following a five-step model to (a) identify the contract(s) with a customer (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company's revenue from contracts with customers include commission income from brokerage offerings consisting primarily of mutual funds, variable annuity products, and individual financial securities, and have been disaggregated accordingly on the statement of operations. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Commissions

The Company buys and sells securities with or on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. The Company's performance obligation with respect to commission trades is to execute a trade order once entered. The performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer. Trade modifications are treated as a new standalone transaction. Given that each unfulfilled trade is terminable at will based on terms and conditions of each customer agreement, the performance obligations are fulfilled on the trade date, with related execution costs being recognized on the same day.

The Company enters arrangements with investment funds (and similar products) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome the constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commission expenses and related clearing expenses are recorded on a trade-date basis and when performance obligations in generating the commissions have been substantially completed.

Revenues are also comprised of commission-based products for which the Company and its registered representatives receive an upfront commission and for certain products, a trailing commission. Brokerage offerings include mutual funds, variable and fixed annuities, retirement and 529 education saving plans. The Company earns trail fee income through providing services related to mutual and other funds and variable annuities. These fees are based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the annuity contract. Trailing income is generally received monthly or quarterly while the customer holds the investment or holds the contract. As these trailing fees are based on factors outside of the Company's control, including market movements and client behavior, such revenue is recognized when it is probable that a significant reversal will not occur. The Company also earns commissions from best efforts placements of securities offerings in which the Company acts as a selling group participant.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company does not carry accounts for customers or perform custodial functions related to securities.

Other Revenues

Other revenues consist primarily of investment banking fees and consulting fees for investment banking activities and private placement offerings. The Company serves as a financial advisor for business entities that want to raise funds through a sale of securities on a best efforts basis. In some cases, the Company acts as the lead selling agent. In those situations, the Company recognizes revenue at a point in time for the Company's portion of the selling agent fees. Consulting fees related to these types of transactions are generally earned over a period of time, and are generally recognized in even amounts on a monthly basis over the expected period for the respective engagement. Direct costs related to the consulting fees are recognized as incurred. Generally, contracts for both investment banking and consulting services call for monthly fixed payments that are recognized monthly as the performance obligations are simultaneously provided by the Company and consumed by the customer. Certain contracts also call for upfront payments related to the initial transaction and upon closing of transactions which are accrued and recognized at the point in time that performance under the arrangement is completed or at points in time when milestones are completed. The total amount of these were not material to the financial statements.

Contract Balances

The timing of revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenues (a contract liability) until the performance obligations are satisfied. As of December 31, 2020 and 2019, the Company had receivables from contracts with customers totaling $529,845 and $555,865, respectively. As of December 31, 2020 and 2019, the Company had no contract liabilities.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued**

Disaggregated Revenue from Contracts with Customers

Revenue from contracts with customers:

Commission income:	
Alternative investment product commissions and fees	$ 3,937,909
Equities and other brokerage commissions	2,768,274
Variable annuities and other insurance commissions	2,087,156
Bonds and certificates of deposit	300,426
Mutual fund commissions	922,211
Total commission income	10,015,975
Trail income:	
Mutual fund trails	1,923,693
Variable annuity trails	1,835,393
Total trail income	3,759,086
Other revenue	525,122
Total revenue from contracts with customers	$ 14,300,183

Interest Income
The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for FASB ASC Topic 606, as it is not generated from contracts with customers.

Other Income
The Company recognized income from a loan it received under the Payment Protection Program which was forgivable pursuant to certain conditions. See Note 9 for further details. This revenue is not in scope for FASB ASC Topic 606, as it is not generated from contracts with customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Litigation
Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur.   The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment.   In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements.   If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed.   There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Income Taxes
The Company is a Delaware single member limited liability company ("LLC") for federal, state and local income tax purposes. The Company is included in consolidated federal, state and local tax returns of its Parent Company and/or Wentworth. As such, the Company is a disregarded entity for income tax purposes and does not record a provision for income taxes, pursuant to FASB ASC 740. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. At this time open tax years are 2017 and subsequent.

3.   **NET CAPITAL REQUIREMENT**

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $5,000 or 6.67% of the aggregate indebtedness, and both as defined, shall not exceed 15 to 1.

The Company had net capital of $366,959 as of December 31, 2020. The Company had net capital of $260,654 in excess of its required net capital of $106,305 as of December 31, 2020. The Company's net capital ratio was 4.3 to 1 as of December 31, 2020.

4.   **FULLY DISCLOSED CLEARING AGREEMENTS**

During the year ended December 31, 2020 the Company cleared customer transactions through its fully disclosed agreements with RBC Capital Markets and Raymond James & Associates. Both are New York Stock Exchange member firms, and, therefore, the Company operates pursuant to exemptions contained in Rule 15c3-3 of the Securities and Exchange Act of 1934. As of December 31, 2020, the Company maintained clearing deposits in the aggregate of approximately $180,000. As of December 31, 2020, commission and fees due from clearing brokers was $192,364.

5.   **FIXED ASSETS**

Fixed assets consisted of the following as of December 31, 2020:

Computer hardware	$	12,491
Less accumulated depreciation		(3,357)
Fixed assets, net	$	9,134

6.   **CONCENTRATION OF CREDIT RISK**

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

7.   **LEASES**

Operating Lease
The Company has a lease for office space in New York which expires September 2022. At December 31, 2020 the future minimum lease payments under the lease approximated:

Remaining lease term and discount rate for our operating lease is as follows at December 31, 2020:	
Remaining lease term	**21 months**
Discount rate	**5% annual**

Maturity of our lease liabilities by fiscal year for our operating lease is as follows:	
Year ending December 31, 2021	$ 146,013
Nine months ending September 30, 2022	118,629
Total	264,642
Less: Imputed interest	(12,109)
Present value of our lease liability	$ 252,533

The components of lease cost for the year ended December 31, 2020 are as follows:	
Operating lease cost	$ 200,355
Variable lease cost	10,710
Short term lease cost	101,549
Total lease cost	312,613
Adjustments: sublease income	(285,147)
Reimbursements of lease cost from affiliated entity	(21,109)
Other	24,177
Occupancy cost for the year ended December 31, 2020	$ 30,534

The Company's total cash outflows for lease liabilities was $340,632 for the year ended December 31, 2020.

7.   **LEASES, continued**

Sublease
The Company entered into an agreement to sub lease its former office space effective December 1, 2014. At December 31, 2020, the future minimum lease payments receivable under the sub lease agreement approximated:

For the Years Ending December 31:

2021	$	268,439
2022		206,393
	$	474,832

8.   **RELATED PARTY TRANSACTIONS**

The Company intends to comply with NASD Notice to Members 03-63 regarding expense sharing agreements and records its share of all operational costs and expenses in accordance with U.S. GAAP.

The Company has an expense sharing agreement with the Parent Company and Wentworth. Under the expense sharing agreement, the Parent Company and Wentworth have agreed to cover various operational costs and expenses and provide management services to the Company, and the Company has agreed to reimburse the Parent Company for all direct expense and indirect expenses paid or otherwise incurred by the Parent Company and/or Wentworth on its behalf. Indirect expenses are allocated to the Company on a reasonable and consistent basis. For the year ended December 31, 2020, the total fees charged to the Company were $1,518,716. The indirect expenses of $1,081,666 were included in the statement of operations as management fees and the direct expenses of $467,050 were included in their respective expense categories. As of December 31, 2020, the amount due to the Parent Company and/or Wentworth was $100,441 under the expense sharing agreement.

The Company has expense sharing agreements with other affiliates, whereby certain operational costs of the Company are allocated to the affiliates on a reasonable and consistent basis. Reimbursable amounts determined under these expense sharing agreements are recorded as a receivable from affiliates and a corresponding reduction of the expense category. For the year ended December 31, 2020, the total fees charged to these affiliates were $342,972. As of December 31, 2020, the Company owed $8,116 to affiliates advanced in excess of these agreements.

The Company earns commissions and other income from certain entities controlled or otherwise managed by individuals that are owners or officers of Wentworth. For the year ended December 31, 2020, the total revenues generated from these entities was $1,196,783. As of December 31, 2020, the amount due to these affiliates was $23,424.

8.   RELATED PARTY TRANSACTIONS, continued

As of December 31, 2020, the Company had an outstanding receivable of $30,000 from CL Fund Management NJ Inc., which is an affiliated holding company for investments in managed funds.CL Fund Management NJ Inc. is controlled by a principal shareholder of a company that is the indirect owner of the Company.

The Company received reimbursement of operating expenses totaling $85,382, which was primarily for insurance and registration fees, and earned revenue of $1,162,023 from a company that is controlled by a principal shareholder of a company that is the indirect owner of the Company. As of December 31, 2020, the Company is owed $4,645 from this related company.

The Company earned commission and dealer manager fees of $48,150 from a company with a shareholder that is CEO of the indirect owner of the Company. The Company received reimbursement of operating expenses totaling $9,873, which was primarily for legal expenses. These amounts were included in in the statement of operations.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

9.   COMMITMENT AND CONTINGENCIES

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees its clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial

Litigation
The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time.

9.   COMMITMENT AND CONTINGENCIES, continued

For several years the Company has been involved in an ongoing regulatory investigation by FINRA in relation to its role as a dealer manager of a REIT offering. During 2020 a formal regulatory action was commenced by FINRA regarding this matter. The Company has engaged counsel and intends to present a vigorous defense. No loss or potential range of loss can be estimated at this time. Accordingly, the financial statements do not include any adjustments that might result from the outcome of these uncertainties.

10.   PAYCHECK PROTECTION PROGRAM

In response to the COVID-19 pandemic, the Payment Protection Program ("PPP") was established under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") and administered by the Small Business Administration. Companies that met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

In April 2020, the Company received a loan of $126,800 under the PPP provided by First Financial Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan was not forgiven under the terms of the PPP.

When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of the PPP, and therefore considered the loan to be substantively a conditional government grant. The Company has performed initial calculations for PPP loan forgiveness, and expected that the PPP loan would be forgiven in full because 1) the Company has, prior to December 31, 2020, utilized all of the proceeds for payroll and other qualified expenses and 2) the Company believes it will continue to comply with other terms and conditions necessary for forgiveness. The Company submitted the PPP loan forgiveness application in September 2020 and received notification of the acceptance of the application in January 2021.

10.   PAYCHECK PROTECTION PROGRAM, continued

As such, the Company has decided that the PPP loan should be accounted for as a government grant. As U.S. GAAP does not contain specific guidance on the accounting for government grants, the Company is following the guidance in International Accounting Standards ("IAS"), 20, *Accounting for Government Grants and Disclosure of Government Assistance*. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." As discussed above, the Company believed there was reasonable assurance it would meet the terms of forgiveness. Under IAS 20, government grants are recognized in income as required activities are undertaken. As the Company believed that it completed the required activities by utilizing PPP proceeds for payroll and other qualified expenditures prior to December 31, 2020, it has recognized PPP grant income for the full amount of the PPP loan, $126,800, and no liability for the PPP loan is reflected in the statement of financial condition as of December 31, 2020.